UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 27)

MGM MIRAGE

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 163,123,044 shares
8. Shared Voting Power 0 shares
9. Sole Dispositive Power 163,123,044 shares
10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,123,044 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.0%*
14.	Type of Reporting Person (See Instructions) CO
*	Percentage calculated on the basis of shares of common stock issued and outstanding as set forth in the Company’s Prospectus Supplement dated May 13, 2009, after giving effect to the offering described therein.

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 163,123,044 shares
8. Shared Voting Power 0 shares
9. Sole Dispositive Power 163,123,044 shares
10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,123,044 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.0%*
14.	Type of Reporting Person (See Instructions) IN
*	Percentage calculated on the basis of shares of common stock issued and outstanding as set forth in the Company’s Prospectus Supplement dated May 13, 2009, after giving effect to the offering described therein.

This Amendment No. 27 amends and supplements the Statement on Schedule 13D filed on August 20, 1991, as amended on June 8, 1992, October 16, 1992, February 22, 1994, March 11, 1994, November 20, 1995, January 24, 1997, September 25, 1997, August 3, 1998, August 21, 1998, September 1, 1998, June 11, 1999, November 16, 1999, April 18, 2000, February 9, 2001, May 21, 2001, November 2, 2001, May 21, 2007, June 20, 2007, August 7, 2007, August 22, 2007, March 5, 2008, July 8, 2008, September 3, 2008, October 16, 2008, February 19, 2009 and May 18, 2009 and as amended by that certain Schedule TO-T filed with the Securities and Exchange Commission by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Mr. Kirk Kerkorian, the sole shareholder of Tracinda, on December 4, 2006, as amended (as so amended, the “Schedule 13D”), relating to the common stock, $.01 par value per share (the “Common Stock”), of MGM MIRAGE, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 27 shall have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

On May 19, 2009, Tracinda purchased 14,285,714 shares of MGM MIRAGE Common Stock in an underwritten public offering of 143,000,000 shares of Common Stock for a per share price of $7.00 (the “Offering”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 is incorporated herein by this reference.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to the Company’s securities beneficially owned by each person or entity named in Item 2 of the Schedule 13D. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons.

Name	Number of Shares		Percent of Outstanding(1)
Tracinda Corporation	163,123,044		37.0%

Kirk Kerkorian	163,123,044		37.0%

Anthony L. Mandekic	26,000	(2)	*

(1)	Percentage calculated on the basis of shares of common stock issued and outstanding as set forth in the Company’s Prospectus Supplement dated May 13, 2009, after giving effect to the offering described therein.
(2)	Includes 24,000 shares subject to stock appreciation rights exercisable within 60 days at the following per share exercise prices: 4,000 at $45.64; 12,000 at $59.45; and 8,000 at $79.98.
*	Less than 1%.

(c) The information contained in Item 3 hereof is incorporated herein by reference.

(d) & (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 19, 2009

TRACINDA CORPORATION

By: /s/ ANTHONY L. MANDEKIC
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

By: /s/ ANTHONY L. MANDEKIC
Anthony L. Mandekic
Attorney-in-Fact *

* Power of Attorney previously filed as Exhibit A to the Schedule 13D.